[Associated Materials Incorporated Letterhead]
August 3, 2006
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 7010

Attn:	Rufus Decker, Accounting Branch Chief Jeffrey Gordon, Staff Accountant

Re:	AMH Holdings, Inc. and Associated Materials Incorporated Forms 10-K for the fiscal year ended December 31, 2005 Forms 10-Q for the quarter ended April 1, 2006 File Nos. 333-115543 and 000-24956
Dear Messrs. Decker and Gordon,
     We are writing in response to the Staff’s Comment Letter to AMH Holdings, Inc. (“AMH”) and Associated Materials Incorporated (“AMI,” AMH and AMI collectively, the “Companies”) dated July 26, 2006. For your ease of reference, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. We have also included any additional disclosures or other revisions that will appear in the Companies’ future filings with the Commission.
FORMS 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including those of Associated Materials Incorporated as well.
     The Companies’ response to the comment below includes proposed revisions to the future filings of both AMH and AMI. The Companies’ responses also indicate where the proposed revisions will be made in future filings with the Commission.

2.	We have reviewed your response to prior comment 4. Please disclose the amounts of your costs of deliveries by your vehicles and personnel that are included in each line item outside of cost of products sold. See paragraph 6 of EITF 00-10.
     We appreciate the Staff’s clarification of prior comment 4 by way of reference to paragraph 6 of EITF 00-10. As indicated in our letter dated July 20, 2006, the Companies will provide additional disclosure regarding cost of sales and selling, general and administrative expense as an accounting policy in the footnotes of the financial statements. In addition, the Companies will disclose the amount of shipping and handling costs that are a component of selling, general and administrative expense. As the Staff has indicated, this primarily consists of delivery personnel and vehicle costs incurred by the Companies at its supply center locations. The Companies will provide the additional following disclosure in future Annual Reports filed on Form 10-K:
   COST OF SALES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
     For products manufactured by the Company, cost of sales includes the purchase cost of raw materials, net of vendor rebates, payroll and benefit costs for direct and indirect labor incurred at the Company’s manufacturing locations including purchasing, receiving and inspection, inbound freight charges, freight charges to deliver product to the Company’s supply centers, and freight charges to deliver product to the Company’s independent distributor and dealer customers. It also includes all variable and fixed costs incurred to operate and maintain the manufacturing locations and machinery and equipment, such as lease costs, repairs and maintenance, utilities and depreciation. For products manufactured by other companies, which are sold through the Company’s supply centers such as roofing materials, insulation and installation equipment and tools, cost of sales includes the purchase cost of the product, net of vendor rebates as well as inbound freight charges.
     Selling, general and administrative expenses include payroll and benefit costs including incentives and commissions of its supply center employees, corporate employees and sales representatives, building lease costs of its supply centers, delivery vehicle costs and other delivery charges incurred to deliver product from its supply centers to its contractor customers, sales vehicle costs, marketing costs, customer sales incentives, other administrative expenses such as supplies, legal, accounting, travel and entertainment as well as all other costs to operate its supply centers and corporate office. Shipping and handling costs included in selling, general and administrative expense totaled $X, $X and $X for the years ended December 30, 2006, December 31, 2005 and January 1, 2005, respectively.
* * *

     In connection with our responses to your comments, we acknowledge that:
•	The Companies are responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that you will find the responses to the Staff’s comments comprehensive. If you have any questions concerning the foregoing, please contact the undersigned at (330) 922-2004.
Sincerely,
/s/ D. Keith LaVanway
D. Keith LaVanway

Vice President — Chief Financial Officer, Treasurer and Secretary
AMH Holdings, Inc.
Associated Materials Incorporated